UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                      Microwave Transmission Systems, Inc.
                              (Name of the Issuer)

                P. David Spurlin, James Conant, Jr., Donald Jones
                 Dwayne Griffin, Donald Kelley, Gordon Cantwell
                          CJGKC ACQUISITION CORPORATION
                      (Name of Person(s) Filing Statement)

                          $0.001 Par Value Common Stock
                         (Title of Class of Securities)

                                   59518R 1 01

                      (CUSIP Number of Class of Securities)

Robert A. Forrester, Esq                        CJGKC Acquisition Corporation
1215 Executive Drive West                   Microwave Transmission Systems, Inc.
Suite 102                                       541 Sterling Drive,
Richardson, TX 75081                            Richardson, TX 75081
(972) 437-9898                                  (972) 669-0591
Fax (972) 480-8406                              Fax (972) 669-1095

      (Name, Address and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

      This statement is filed in connection with (check the appropriate box):

[ ](a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ](b) The filing of a registration statement under the Securities Act of 1933.

[ ](c) A tender offer.

[X](d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            Calculation of Filing Fee

Transaction Valuation*                                    Amount of Filing Fee**
      $358,747                                                   $66.82

* For purposes of calculating the fee only. This amount is based on the purchase of 695,680 shares of common stock, par value $.001 per share, of Microwave Transmission Systems, Inc. at a price of $0.48 per share.

** The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder.

     [ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION ................................................................ 1
SPECIAL FACTORS ............................................................. 1
PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER.................... 1
CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER........................ 3
FAIRNESS OF THE MERGER ...................................................... 4
REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS .............................. 7
TRANSACTION STATEMENT ....................................................... 8
Selected Consolidated Financial Information .................................17
SIGNATURES ..................................................................18
EX(A) LETTER FROM CJGKC ACQUISITION SHAREHOLDERS
EX(F) TEXAS BUSINESS CORPORATION ACT, ARTICLE 5.16, (MERGER WITH SUBSIDIARY ENTITIES). SECTIONS (A)(a) AND E AND ARTICLE 5.12 (APPRAISAL RIGHTS), SECTIONS B TO D.


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL

                               SUMMARY TERM SHEET

     This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving Microwave Transmission Systems, Inc. and CJGKC Acquisition Corporation, how it affects you, what your rights are with respect to the merger as a shareholder of MTSI and the position of the people listed on the cover of the Schedule 13E-3 above the caption "Name of Person(s) Filing Statement," who are referred to herein as the "Filing Persons," on the fairness of the merger to you.

Purpose of the Merger (Page 1).

     Immediately prior to the merger discussed below, CJGKC Acquisition Corporation, a Texas corporation, will own approximately 94.1% of the outstanding shares of MTSI common stock upon the contribution of such shares by six holders of record of MTSI common stock (P. David Spurlin, James Conant, Jr., Donald Jones, Dwayne Griffin, Donald Kelley, and Gordon Cantwell), each of whom is an affiliate of MTSI. P. David Spurlin is the Chief Executive officer of MTSI and the other individuals are principals in operating subsidiaries of MTSI. These individuals intend to cause MTSI to merge through a short form merger into CJGKC Acquisition Corporation as a means of acquiring all of the other shares of MTSI common stock not owned by CJGKC Acquisition and to provide a source of liquidity to holders of those shares. After the short form merger, CJGKC Acquisition will seek to cause the registration of MTSI's common stock under the Securities Exchange Act of 1934, as amended, to be terminated.

Principal Terms of the Merger.

     The Merger (Pages 1 and 10). CJGKC Acquisition is a recently-formed company created by six of MTSI's common shareholders. These six holders of MTSI's common stock plan to contribute all of the shares of MTSI common stock that they own to CJGKC Acquisition in exchange for shares of common stock of CJGKC Acquisition. As a result of this contribution, CJGKC Acquisition expects that it will own approximately 94.1% of MTSI's outstanding shares. As soon as practicable after acquiring at least 90% of MTSI's outstanding shares, CJGKC Acquisition will cause MTSI to merge with and into CJGKC in a "short form" merger under the Texas Business Corporation Act, Article 5.16. CJGKC Acquisition does not intend to enter into a merger agreement with MTSI or to seek the approval of the directors of MTSI for the merger. Shareholders of MTSI will not be entitled to vote their shares with respect to the merger.

     Merger Consideration (Page 1). Each share of stock held by the those other than the Filing Persons (the "Unaffiliated Shareholders") will be converted into the right to receive $0.48 in cash, an amount that reflects more than a 75% premium over the last sales price of MTSI's common stock, a sale that occurred on December 2, 2003.


     MTSI Shares Outstanding; Ownership by CJGKC Acquisition. (Pages 1 and 8). As of June 30, 2004, a total of 11,828,880 shares of MTSI common stock were outstanding. In addition, as of June 30, 2004, options to purchase 430,000 shares of MTSI common stock common stock were outstanding. However, all of these options are exercisable at a price in excess of $0.48 per share. Any unexercised options will terminate upon the merger unless they are assumed by CJGKC Acquisition which does not so intend. Immediately prior to the merger, CJGKC will own a total of 11,132,706 shares of MTSI common stock, or approximately 94.1% of the outstanding shares of MTSI common stock, as of June 30, 2004.


     Payment for Shares (Page 11). CJGKC Acquisition will pay you for your shares of MTSI common stock promptly after the effective date of the merger. Instructions for surrendering your share certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to shareholders of record of MTSI within ten calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your share certificates before you have received these documents. Sending us your share certificates with a properly signed letter of transmittal will waive your appraisal rights described below. See Item 4 "Terms of the Transaction" beginning on page 10 of this Schedule 13E-3.

     Source and Amount of Funds or Other Consideration (Page 15). The total amount of funds expected to be required by CJGKC Acquisition to pay for MTSI common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $400,000, assuming no outstanding options to acquire MTSI common stock are exercised prior to the merger. MTSI intends to use its available cash balances to fund the exchange of shares for cash and associated fees and expenses. In the event MTSI does not have sufficient available cash, the funding will come from existing lines of credit with a third party financial institution. And such indebtedness will be repaid with earnings generated through operations.

The Filing Persons' Position on the Fairness of the Merger (Page 4).

      The Filing Persons have concluded that the merger is both substantively and procedurally fair to the Unaffiliated Shareholders of MTSI, based primarily on the following factors:

o The market for MTSI's shares of common stock has been extremely illiquid. The opportunity for a significant number of shares of MTSI common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote.

o The merger represents an opportunity for the Unaffiliated Shareholders of MTSI, particularly those holdeing less than 100 shares, to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of MTSI common stock.

o The merger will provide MTSI's Unaffiliated Shareholders the right to receive cash for their shares of MTSI's common stock, is not subject to any financing condition, is without transaction costs, and is at premium of more than 75% of the most recent price at which shares could be sold on the open market.

o MTSI will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those recently instituted under the Sarbanes-Oxley Act of 2002.

o Unaffiliated Shareholders are entitled to demand "fair value" for their shares as determined by any court of competent jurisdiction in Dallas County, Texas, which may be determined to be more or less than the cash amount offered in the merger. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" beginning on pages 1 and 10, respectively, of this
         Schedule 13E-3.

Consequences of the Merger (Page 2).

      Completion of the merger will have the following consequences:

o MTSI will be a privately held corporation, with CJGKC Acquisition owning 100% of the equity of what is now MTSI and its business.

o Only the holders of the stock of CJGKC Acquistion will have the opportunity to participate in the future earnings and growth, if any, of MTSI. Similarly, only the holders of the stock of CJGKC Acquistion will face the risk of losses generated by MTSI's operations or the decline in value of MTSI after the merger.

o The shares of MTSI common stock will no longer be publicly traded. In addition, MTSI will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Schedule 13E-3.

o Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $0.48 per share in cash, without interest.

Appraisal Rights (Page 11).

     You have a statutory right to demand payment of the fair value of your MTSI common stock as determined in a judicial appraisal proceeding in accordance with portions of Articles 5.12 and 5.16 of the Texas Business Corporation Act, plus a fair rate of interest, if any, from the date of the merger (the "Effective Date"). This value may be more or less than the $0.48 per share in cash offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Texas Business Corporation Act. The statutory right to demand "fair value" for your shares is set out in Articles

5.12 and 5.16 of the Texas Business Corporation Act and is complicated. A copy of portions of Articles 5.12 and 5.16 are attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Shareholders seeking to exercise their statutory right of appraisal are encouraged to seek advice from legal counsel. See Item 4(d) "Terms of the Transaction - Appraisal Rights" beginning on page 11 of this Schedule 13E-3.

Where You Can Find More Information (Page 8).

     More information regarding MTSI is available from its public filings with the Securities and Exchange Commission, referred to herein as the "Commission." See Item 2 "Subject Company Information" and Item 3 "Identity and Background of Filing Persons" beginning on pages 8 and 9, respectively, of this Schedule 13E-3. If you have any questions about the merger, please contact D. Susan King at (972) 669-0591.

                                  INTRODUCTION


     This Transaction Statement on Schedule 13E-3 is being filed by CJGKC Acquisitions, Inc., a Texas corporation and six individuals, P. David Spurlin, James Conant, Jr., Donald Jones, Dwayne Griffin, Donald Kelley, and Gordon Cantwell. The corporation and the individuals are referred to in this Transaction Statement as the "Filing Persons." This Transaction Statement is filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the "Merger") of Microwave Transmission Systems, Inc. with and into CJGKC Acquisitions, Inc., a Texas corporation, under
Article 5.12 of the Texas Business Corporations Act ("TBCA"). The effective date (the "Effective Date") of the Merger is expected to be August 26, 2004 or as soon as possible afterwards.

     As of June 30, 2004, there were 11,828,880 issued and outstanding shares of common stock, $0.001 par value per share, of MTSI. As of June 30, 2004, the founders of CJGKC Acquisition, P. David Spurlin, James Conant, Jr., Donald Jones, Dwayne Griffin, Donald Kelley, and Gordon Cantwell, held a total of 11,132,706 shares, or approximately 94.1% of the total shares outstanding. The individual Filing Persons intend to contribute the shares each currently owns to CJGKC Acquisition immediately before the Effective Date in exchange for common stock of CJGKC Acquisition.


     Upon the consummation of the Merger, each outstanding share (other than shares held by CJGKC CJGKC Acquisition) will be automatically converted into the right to receive $0.48 per share in cash (the "Merger Price"), without interest, upon surrender of the certificate for such share to Securities Transfer Corporation (the "Paying Agent"). The Paying Agent's address and telephone number are: 2591 Dallas Parkway, Suite 102, Frisco, TX 75034 (469) 633-0101.

     Instructions with regard to the surrender of share certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to shareholders of record of MTSI as of the Effective Date and should be read carefully.

     Under the TBCA, no action is required by the Board of Directors or the shareholders of MTSI, other than CJGKC Acquisition, for the Merger to become effective. CJGKC Acquisition will be the surviving corporation in the Merger.

     This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

                                 SPECIAL FACTORS

              PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF MERGER

Purposes

     Immediately prior to the Merger and upon contribution by the individual Filing Persons to CJGKC Acquisition, CJGKC Acquisition will own approximately 94.1% of the outstanding shares of MTSI. The purpose of the Merger is to provide a source of liquidity to the Unaffiliated Shareholders, to enable CJGKC Acquisition to acquire all of the outstanding equity interests in MTSI, and to eliminate the expenses and potential liabilities associated with operating a public company.

Alternatives


     The Filing Persons believe that effecting the transaction via a short form Merger between MTSI and CJGKC Acquisition under Article 5.12 of the TBCA is the quickest and most cost-effective way to provide value and liquidity to the Unaffiliated Shareholders and for CJGKC Acquisition to acquire the outstanding public minority equity interest in MTSI. The Filing Persons considered and rejected a long form merger because a vote of the Unaffiliated Shareholders would be required under applicable law and would unnecessarily cause MTSI to incur delays and costs and expenses associated with such a process. Similarly, the Filing Persons rejected a tender offer as an alternative as it would entail additional costs, have the same kind of delays, and a subsequent short form merger could still be required. The Filing Persons also considered and rejected a reverse-stock split because would unnecessarily cause MTSI to incur costs and expenses associated with such a process would not achieve all of the objectives of CJGKC Acquisition in that while a reverse split could be structured to reduce the number of shareholders sufficiently to end MTSI's reporting obligations under the Securities Exchange Act of 1934, the remaining shareholders would have further diminished liquidity, if any liquidity existed at all, and would have little information required to be provided by MTSI.

      While the Filing Persons believed that the incremental expenses for these other methods of going private could perhaps not be large, the Filing Persons determined to effect the transaction in the most financial and time efficient manner.

      The Filing Persons did not formally calculate estimated expenses associated with other methods of going private but would involve additional director and officer insurance and third party valuation services..


Reasons


     In 2001 MTSI began pursuing additional financing with the purpose of growing MTSI through acquisitions. Although MTSI received several proposals for equity investments, it rejected them because MTSI deemed the cost of capital excessive. Typically, these investments were for the purchase of preferred stock at a conversion price of $1.00 per share into common stock and a liquidation preference. These proposals required granting the investor a large number of warrants and typically required large advisor fees as part of the transaction. Further, MTSI did not believe that these potential investors brought any significant ability to enhance the liquidity of MTSI's stock, either through market support or through potential underwritings. With MTSI's decline in earnings in 2002 and 2003, together with a decline in the stock markets generally and, in the opinion of management, a decline in investor interest in the telecommunications sector, these opportunities ceased.

     During the same period, MTSI applied to list its common stock for trading on the American Stock Exchange. Management of MTSI believed that a successful application would give greater exposure to MTSI and provide greater liquidity to its investors. This application ultimately failed because, among other reasons, the number of round lot shares was too small and the stock's price was too low.

     MTSI did not seek to sell the company. With the market indexes lowering, MTSI's earnings deteriorating, and its market segment out of favor, MTSI received no inquiries.

      In the middle of 2003, the management of MTSI concluded that the there was little that could be done to improve the liquidity of its shareholders, regardless of the economic prospects of MTSI that could be reasonably anticipated, a conclusion that was given credence following the improved economic prospects of MTSI after reporting profitability in the third quarter of 2003 and little trading thereafter. Without liquidity MTSI management could find no reason to continue to bear the costs of being public, and, with the intervening enactment of Sarbanes-Oxley Act after MTSI became public, MTSI's management believed that the costs of being a publicly held entity would only increase. The success in the market that similar companies such as Specialty Teleconstructors and Westower had enjoyed in the 1990's appeared, in the judgment of the Filing Persons, to be related to a unique market situation of that period where the wireless telecommunications industry was enlisting new users and new technologies were being implemented in a speculative market environment, conditions and an environment that was unlikely to repeat in the next several years. Accordingly, it determined to cease being publicly held and sought to do so in the most efficient manner, as described above.

      From August 2002, when MTSI determined not to pursue listing on the American Stock Exchange further, until November 2003, MTSI sought acquisitions and financing. With lack of liquidity in MTSI's stock as well as other factor5s, acquisitions with stock did not appear workable, and the cost of capital for equity financing, among other factors, was, in management's opinion, too high. In November 2003 the Filing Persons began to explore ways of taking MTSI private and at the end of March 2004 determined to utilize the short-form method of effecting the going private transaction. Between November 2003 and March 2004, the Filing Persons tentatively and informally reached the conclusion that a

$0.48 price to be paid to Unaffiliated Shareholders would be fair. However, MTSI did not file its annual report on Form 10-KSB for the year ended December 31, 2003 until June 10, 2004 and its quarterly report on Form 10-QSB until June 30, 2004, filings that MTSI believed should be effected prior to initiating publicly its going private transaction, a filing it made initially on July 8, 2004.


     In determining whether to acquire the outstanding public minority equity interest in MTSI and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking MTSI private:

o the reduction in the amount of public information available to competitors about the MTSI's business that would result from the termination of the MTSI's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

o MTSI's primary competitors are all private companies, which puts MTSI at a competitive disadvantage because such competitors do not have to make the public disclosures that MTSI currently does under the reporting requirements of the Commission nor incur the expenses associated with being a public company;

o the elimination of additional burdens on management associated with public reporting and other tasks resulting from MTSI's public company status, including dedication of management's time and resources to shareholder inquiries and investor and public relations;


o the decrease in costs, particularly those associated with being a public company (e.g., as a privately-held entity, MTSI would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its shareholders annual reports and proxy statements, or comply with new audit requirements and certifications of Sarbanes-Oxley), that the Filing Persons anticipate could result in savings of approximately $250,000 per year, including audit $100,000), legal ($40,000), personnel fees ($80,000) and costs such as mailing, printing and transfer agent fees ($30,000);

o the decrease in the time that MTSI's Chief Executive Officer and Chief Financial Officer devote to being publicly held, estimated to amount to approximately 30% of each's time;


o the greater flexibility that MTSI's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in MTSI's quarterly earnings;

o the trading volume in MTSI's shares is low and often MTSI's shares do not even trade on any given day; and

o recent public capital market trends affecting small-cap companies, including a perceived lack of interest by institutional investors, in companies with a limited public float.

     The Filing Persons also considered the low volume of trading in the shares and considered that the Merger would result in immediate, enhanced liquidity for the Unaffiliated Shareholders. In addition, the Filing Persons considered trends in the price of the shares over the past several months.

     The Filing Persons have determined to effect the Merger at this time because they wish to realize the benefits of taking MTSI private, as discussed above. MTSI's share price was not a significant factor in the timing of the Filing Persons' decision to propose the Merger.

     This Rule 13e-3 transaction is structured as a short form merger under
Article 5.16 of the TBCA. This form of merger allows the Unaffiliated Shareholders to receive cash for their shares quickly and allows CJGKC Acquisition to acquire all of the outstanding interests in MTSI without any action by MTSI's board of directors or the Unaffiliated Shareholders.

Effects


     General. Upon completion of the Merger, only the holders of the stock of CJGKC Acquisition will have the opportunity to participate in the future earnings and growth, if any, of MTSI. Similarly, only the holders of the stock of CJGKC Acquisition will face the risk of losses generated by MTSI's operations or the decline in value of MTSI after the Merger. With the Merger and completion of the going private transaction, MTSI will be relieved of complying with the Sarbanes-Oxley Act, the liability provisions of the Securities Exchange Act of 1934, and the obligation of certain executive officer to certify the accuracy of financial statements. The Filing Persons will indirectly realize all of the benefit in the estimated $250,000 of annual cost savings resulting from MTSI no longer being public. The Filing Persons' beneficial ownership of MTSI immediately prior to the Merger in the aggregate will amount to approximately 94.1%. Upon completion of the Merger, the Filing Persons' interest in MTSI's book value (approximately $8.693 million on March 31, 2004) and net income (approximately $0.260 million for the fiscal year ended December 31, 2003) will increase from approximately 94.1% to 100% of those amounts. The following table sets forth each of the Filing Person percentage interest in MTSI's net book value and earnings for fiscal 2003 before and after giving effect to the merger, assuming the merger had taken place on January 1, 2004:




                                                                    Interest in
                                                   ------------------------------------------------
                                   Percent             Net Book Value               Net Earnings
                             ------------------    ------------------------     ---------------------
     Filing Person          Before        After     Before           After       Before        After


CJGKC Acquisition            94.1%       100.0%     $7,853,604   $8,342,712     $244,563     $259,764
P. David Spurlin             65.9         70.0       5,495,328    5,837,567      171,106      181,762
James Conant, Jr.             7.6          8.1         637,472      677,472       19,858       21,094
Donald Jones                  7.6          8.1         677,831      677,831       19,868       21,105
Dwayn Griffin                 5.7          6.1         505,723      505,723       14,823       15,747
Donald Kelley                 3.6          3.9         304,451      323,412        9,480       10,070
Gordon Cantwell               3.6          3.8         301,905      320,707        9,400        9,986



     Shareholders. Upon completion of the Merger, the Unaffiliated Shareholders of MTSI will no longer have any interest in, and will not be shareholders of, MTSI and therefore will not participate in MTSI's future earnings and potential growth and will no longer bear the risk of any decreases in the value of MTSI. In addition, the Unaffiliated Shareholders of MTSI will not share in any distribution of proceeds after any sales of businesses of MTSI, whether contemplated at the time of the Merger or after the Merger. See Item 6(c), "Purposes of the Transaction and Plans or Proposals - Plans," beginning on page 14 of this Schedule 13E-3. All of the Unaffiliated Shareholders of MTSI's other incidents of share ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of MTSI and to receive appraisal rights upon certain mergers or consolidations of MTSI (unless such appraisal rights are perfected in connection with the Merger), will be extinguished upon completion of the Merger.


     Upon completion of the Merger, the Unaffiliated Shareholders of MTSI will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in MTSI, in the form of shares of MTSI common stock although the price for which the shares are paid and when the price will be paid is chosen by the Filing Persons and not the Unaffiliated Shareholder. In summary, if the Merger is completed, the Unaffiliated Shareholders of MTSI will have no ongoing rights as shareholders of MTSI (other than statutory appraisal rights in the case of Unaffiliated Shareholders of MTSI who are entitled to and perfect such rights under Texas law).


     The Shares. Once the Merger is consummated, public trading of the shares will cease. The Filing Persons intend to deregister the shares under the Exchange Act. As a result, MTSI will no longer be required to file annual, quarterly and other periodic reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the principal shareholder of MTSI will no longer be subject to reporting its ownership of shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to MTSI certain profits from the purchase and sale of shares.

     The Options. MTSI has outstanding stock options to purchase up to an aggregate 430,000 shares to certain employees pursuant to MTSI's 2001 Stock Incentive Plan. Such options have an exercise price of $1.32 per share and have expiration date of June 2009. The options cease and terminate after the Merger unless they are assumed by CJGKC Acquisition which does not intend to assume them. The Filing Persons do not anticipate that any option holder will exercise his or her options prior to the Effective Date.

     Directors. Upon the effectiveness of the Merger, Messrs. Sutton, Lassiter and Ms. King will not serve as directors of CJGKC Acquisition.

              CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The following discussion is a summary of the material United States federal income tax consequences of the Merger to beneficial owners of shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate (other than a foreign estate), and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more persons having authority to control all of the substantial decisions of the trust.

      U.S. persons have the authority to control all substantial decisions of the trust. Generally, for federal income tax purposes, an estate is classified as a "foreign estate" based on the location of the estate assets, the country of the estate's domiciliary administration, and the nationality and residency of the domiciliary personal representative.

      This discussion does not address all aspects of federal income taxation that may affect holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including holders of outstanding options or restricted stock, holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, foreign persons (defined as all persons other than U.S. persons), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold common stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

      The receipt of cash by a shareholder, pursuant to the Merger or pursuant to the exercise of the shareholder's statutory appraisal rights, will be a taxable transaction for United States federal income tax purposes. In general, a shareholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the shareholder receives in the Merger and that shareholder's adjusted tax basis in that shareholder's shares. Such gain or loss will be capital gain or loss if the shareholder holds the shares as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date of the Merger, the shareholder has held the shares for more than one year.

      The cash payments made to a shareholder pursuant to the Merger will be subject to backup United States federal income tax withholding unless the shareholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

      In general, cash received by shareholders who exercise statutory appraisal rights ("Dissenting Shareholders") in respect of appraisal rights will result in the recognition of gain or loss to the Dissenting Shareholder. Any such Dissenting Shareholder should consult with his, her, or its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the Merger.

      None of the Filing Persons or MTSI, expects to recognize any gain, loss, or income by reason of the Merger.

       EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL
         OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH
        SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF
                    STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger. Because CJGKC Acquisitions will own a majority of the shares of MTSI, CJGKC Acquisition is deemed "affiliates" of MTSI within the meaning of Rule 12b-2 under the Exchange

Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, the Board of Directors of CJGKC Acquisition have considered the substantive and procedural fairness of the Merger to the Unaffiliated Shareholders of MTSI.

      On June 30, 2004, the Board of Directors of CJGKC Acquisition held a telephonic meeting at which the proposed plan to acquire the minority shareholder interest in MTSI through the Merger was presented and discussed. At these meetings, the CJGKC Acquisition Board of Directors resolved to take MTSI private by acquiring for cash, through the Merger, all of the shares held by the Unaffiliated Shareholders of MTSI at a purchase price of $0.48 per Share in cash. The CJGKC Acquisition Board of Directors determined that the Merger is fair to the Unaffiliated Shareholders of MTSI.

Factors Considered In Determining Fairness. In reaching its determination that the terms of the Merger are fair to the Unaffiliated Shareholders of MTSI, the CJGKC Acquisition Board of Directors considered the factors set forth in this section, which constitute all of the material factors considered by the CJGKC Acquisition Board of Directors in making its determination. The CJGKC Board of Directors determined that each of the following factors supported its belief that the Merger is fair to the Unaffiliated Shareholders of MTSI:

o Current and Historical Market Prices. CJGKC Acquisition's board of directors considered the current and historical trading prices of the shares. On April 15, 2004, the bid price for the shares was $0.27 and the ask price was $0.70, prices that had not changed since November 12, 2003. By June 30, 2004, the bid price had declined to $0.10 per share and there was no ask price. Since the second quarter of 2002, the bid price has declined from a high of $3.10 to a low of $0.10, all on low volume. The $0.48 Merger Price is a premium over the bid price on June 30, 2004 of more than 400%.

o Lack of Trading Volume. Since the beginning of 2003 trading volume in MTSI stock has been sporadic. More recently, a sale occurred in December 2003 with a purchase of 100 shares in April 2004 at $0.60. There was modest selling in May 2004 at $0.10 to $0.25 and no transactions occurred in June 2004. In the opinion of CJGKC Acquisition's Board of Directors, the low volumes of trading activity indicates that any shareholder's opportunity for realizing value is significantly limited and speculative at best.


o Nature of Shareholder Base. Most of the MTSI's shareholders own less than 200 shares. In fact, most of the MTSI's shareholders own less than 50 shares. Because of the stock's low price, the lack of volume and the transaction costs of selling stock, these smaller shareholders presently lack a realistic opportunity to realize any value on their shares. These small Unaffiliated Shareholders would incur transaction costs that could exceed the sales price, particularly shares held in odd lots. To MTSI, the costs of mailing each year, estimated to be about $15 for each shareholder, exceeds the value of the shares.


o Premium Over Current Price. Although 100 shares were purchased for $0.60 in April 2004, the Filing Persons did not believe that this single purchase of a small number of shares reflects a general market valuation of MTSI nor would it be realistic to expect that the market would sustain a price in excess of the current bid price of $0.10 if more than a small number of Unaffiliated Shareholders sought to sell their shares of MTSI's common stock, particularly given the total lack of any trading recently and the sporadic trading in 2003. CJGKC Acquisition's Board of Directors also observed that the Merger Price represented a significant premium over the closing bid price of $0.10 for the shares on June 30, 2004, which was the date of the board meeting. The Filing Persons also noted that shares of MTSI's common stock traded on 31 days in calendar year 2003. With approximately 695,680 shares being held by entities other than the Filing Persons (exclusive of shares underlying stock plans), the CJGKC Acquisition's Board of Directors believes that any effort to sell a material portion of such shares in the open market or otherwise would materially depress the then trading price.


o The market price and relative lack of liquidity for the shares, and the liquidity that will be realized by the Unaffiliated Shareholders of MTSI from the Merger. The CJGKC Acquisition Board of Directors believed that the liquidity that would result from the Merger would be beneficial to the Unaffiliated Shareholders of MTSI because CJGKC Acquisition's ownership of approximately 94.1% of the outstanding shares (1) results in an extremely small public float that limits the amount of trading in the shares and (2) decreases the likelihood that a proposal to acquire the shares by an independent entity could succeed without the consent of CJGKC Acquisition.

o Consideration of Book Value. At March 31, 2004, MTSI's book value was $0.73 per share. The Filing Persons believe that the $0.48 was fair to shareholders despite the book value being greater because MTSI's return on equity in fiscal 2002 and 2003, that is, its return on book value, was 5.3% and 3.2%, respectively. MTSI's return on invested capital for those two years was 3.8% and 3.6%, respectively. The Filing Persons believe MTSI's assets should have produced a larger return if those assets were given full value. The Filing Persons believe that this judgment was consistent with the $0.10 per share sales price for MTSI's common stock at the end of June 2004.


o Opportunity to Obtain Cash for Shares. The Merger represents an opportunity for the Unaffiliated Shareholders to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of MTSI's common stock. In recent periods prior to the announcement of the proposed Merger, the trading in the MTSI's stock has been extremely light. A shareholder desiring to liquidate his, her or its entire position under the Company's recent trading volumes prior to such announcement would have found that demand for such shares was nearly non-existent and that persistent attempts to sell such shares could have led to a reduction in the price to be paid.

o Lack of Third Party Buyer. In addition, CJGKC Acquisition intends to retain its majority holdings in MTSI, and did not seek a buyer for MTSI. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of MTSI or otherwise provide liquidity in the form of a third party offer to the Unaffiliated Shareholders of MTSI. Accordingly, it is unlikely that finding a third party buyer for MTSI was a realistic option for the Unaffiliated Shareholders of MTSI. CJGKC Acquisition has not solicited nor received an offer for MTSI from a third party in the two years leading up to the June 2004 meeting of the CJGKC Acquisition Board of Directors, nor subsequently. CJGKC Acquisition considered the absence of any third party buyer for MTSI to support the fairness of the Merger to the Unaffiliated Shareholders of MTSI, because the absence of a third party buyer demonstrated that the proposed Merger with CJGKC Acquisition was the only likely source of prompt liquidity for the shares which was simultaneously available to all of the Unaffiliated Shareholders of MTSI.


o Past Acquisitions. In the past, MTSI has considered purchasing other entities and in 2001 acquired three entities that are now subsidiaries of MTSI. MTSI based those acquisitions on a multiple of five times the most recent year's earnings. In fiscal 2002 and 2003, MTSI earned $403,381 and $278,963, respectively. Based upon the same multiple, the price for MTSI would be $0.11 and $0.17 per share. The $0.48 Merger Price reflects a multiple in excess of 20 for the most recent year's earnings. For a comparable multiple, MTSI's earnings would have to be $1,147,402 for the $0.48 sales price to be equal to five times earnings.

o CJGKC Acquisition's Board of Directors' review, consideration and adoption. The financial analyses undertaken by CJGKC Acquisition included an analysis based upon discounted cash flows and the investment required to generate those cash flows, net book values and public trading multiples. The valuations attempted to determine cash flows through 2013, and generally, made detailed forecasts of cash flows, including income statements and balance sheets, for the fiscal years 2004 through 2008 assuming 8% and 10% annual revenue growth. The growth assumptions reflect management's belief about the wireless telecommunications industry generally, assuming that for the next several years, particularly through 2008, the industry and the need for construction services will grow. All assumptions assumed that at the end of 2013, growth and the return on any new investment would either be equal to or the return on new investment slightly larger than growth. At the end of 2013, Management's belief is that that growth will cease because the industry will mature, that is, the trend of implementation of new technologies, new users, and the volume of wireless transmissions will be stable. The lowest valuation, $0.24 per share, anticipated this growth to peak in 2008 and become mature thereafter. A more aggressive growth projection anticipates 10% growth through 2008 and, although growth continues, it will decline until essentially mature in 2013. This valuation was $0.37 per share. The largest valuation, $0.42 per share, assumed stability in 2013 but after 2008, assumed that cash flow would increase at the weighted average cost of capital. All assumptions assumed a weighted average cost of capital until 2013 from 11% to 13% in 2006 and remaining at 13% for the rest of the forecast period. The analysis based upon net book values indicated an estimated range of equity values for the shares of approximately $0.31 to $0.73 per share (excluding shares issuable upon exercise of options). The Merger Price reflects a price somewhat less than midway between those prices, a choice deemed appropriate by the Board of directors of CJGKC Acquisition because of the recent low returns on capital invested in MTSI. CJGKC Acquisition's Board of Directors considered the discounted cash flow methodology, including the investments required to generate those cash flows, to be analogous to a determination of MTSI's going concern value. CJGKC Acquisition considered an analysis of trading multiples of companies engaged in businesses which MTSI judged to be analogous to MTSI's business, but determined that such analysis would not provide a useful range of equity values since (1) CJGKC Acquisition's Board of Directors was unable to identify a significant number of public companies that were sufficiently analogous to MTSI's business. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger" beginning on page 1 of this Schedule 13E-3. The Filing Persons believed that discounted cash flows were a more accurate indicator of value and did not consider multiples of earnings in detail, particularly given the lack of liquidity in the stock being able to reflect a valid capitalization rate implicit in an earnings multiple.


o Information concerning the financial performance, condition, business operations and prospects of MTSI. The CJGKC Acquisition Board of Directors believed the Merger Price to be attractive in light of MTSI's current financial performance, profitability and growth prospects. MTSI's income from operations has decreased significantly, to approximately $0.02 per share from $0.03 per share for the years ended December 31, 2003 and 2002, respectively. This decline reflects diminished prospects of MTSI that have occurred in the last two years although the valuation assumptions described above assume that revenues and profitability will grow without interruption over the next several years, a trend that began in the middle of 2003. These improved prospects convinced the Filing Persons that the recent price at which shareholders could sell stock was too low but the Filing Persons were uncertain that the market would provide liquidity to recognize that value in any event. The Filing Persons undertook detailed study of its financial prospects to confirm its value assumptions.

o Liquidation value analysis. The Board of Directors of CJGKC Acquisition believes that since MTSI is a services company, that is, little more than an entity whose assets are supplies, equipment (mostly pickup trucks) and working capital, the most that could be received in liquidation would be its tangible book value of $0.28 per share on December 31, 2003 and $0.31 per share on March 31, 2004.


      Although the Merger does not require the approval of a majority of Unaffiliated Shareholders of MTSI or a majority of disinterested directors and there has not been a representative of the Unaffiliated Shareholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Unaffiliated Shareholders will be entitled to exercise appraisal rights to receive a court-determined fair value of their shares under Article 5.12 of the TBCA (see Item 4(d) "Terms of the Transaction - Appraisal Rights" beginning on page 11 of this Schedule 13E-3) and because the Filing Persons are providing advance Notice of the Merger. Moreover, the Merger has been structured in compliance with Article 5.16 of the TBCA, which prescribes procedures for "short-form" mergers.

      The Filing Persons have considered all of the foregoing factors and related analyses as a whole to support their belief that the Merger is substantively and procedurally fair to the Unaffiliated Shareholders of MTSI.

      In addition to the foregoing factors and analyses that support the Filing Persons's belief that the Merger is substantively and procedurally fair to the Unaffiliated Shareholders of MTSI, the Filing Persons have considered the following four factors:

o following the consummation of the Merger, the Unaffiliated Shareholders of MTSI will cease to participate in the future earning or growth, if any, of MTSI, or benefit from an increase, if any, in the value of their holdings in MTSI;

o the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Unaffiliated Shareholders of MTSI and the fact that certain officers and directors of MTSI may have actual or potential conflicts of interest, including the price to be paid to Unaffiliated Shareholders and the desire to effect the transaction in as expedition manner as possible, particularly insofar as a higher price to be paid to Unaffiliated Shareholders may diminsh the ability and delay the the availability of future earnings to the Filing Persons as well as decrease the ability and timing of the payment of indebtedness to Mr. Spurlin and indebtedness personally guaranteed by him, in connection with the Merger as disclosed herein;


o because the Merger is being effected pursuant to a short-form merger under Article 5.16 of the TBCA and consequently does not require approval by MTSI's Board of Directors or MTSI's shareholders, neither MTSI's Board of Directors nor the Unaffiliated Shareholders of MTSI will have the opportunity to vote on the Merger; and

o MTSI's Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Unaffiliated Shareholders of MTSI and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

      After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Unaffiliated Shareholders of MTSI.

      In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Unaffiliated Shareholders of MTSI, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

      The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Unaffiliated Shareholders of MTSI, as it is their view that the factors they considered provided a reasonable basis to form their belief.


      Specifically, in forming their belief as to the fairness of the Merger to the Unaffiliated Shareholders of MTSI, the Filing Persons did not consider the purchase prices paid by them for past purchases of shares or the fact that they did not attempt to "shop" MTSI to prospective buyers as an alternative to the Merger. The Filing Persons did not consider the purchase prices paid by the Filing Persons for past purchases of shares, the last of which occurred in May 2002 and were executed by Mr. Spurlin at a price range of $1.25 to $3.85 to provide market support for the Common Stock, to be material to their conclusion regarding the fairness of the Merger because the prices paid or deemed to have been paid for such shares may not reflect the current value of MTSI. The Filing Persons believe that "shopping" MTSI would not only entail substantial time delays and detract from the amount of management's time and energy focused on MTSI's business, but would also disrupt and discourage MTSI's employees and create extreme uncertainty among MTSI's customers and suppliers.


                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

      The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the Merger or value of the shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Unaffiliated Shareholders or the fairness of the Merger to the Filing Persons or to the Unaffiliated Shareholders.

                              TRANSACTION STATEMENT

Item 1. Summary Term Sheet

      See the section above captioned "Summary Term Sheet."

Item 2. Subject Company Information

(a) Name and Address. The name of the subject company is Microwave Transmission Systems, Inc. The principal executive offices of MTSI are located at 541 Sterling Drive, Richardson, TX 75081, and its telephone number is (972) 669-0591.

      MTSI is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

(b) Securities. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.001 per share. As of June 30, 2004, a total of 11,828,880 shares of MTSI common stock were outstanding. In addition, as of June 30, 2004, there were options to purchase 430,000 shares outstanding.

(c) Market Information. MTSI's common stock was approved for trading on the NQB Pink Sheets on March 23, 2000 and the set bid and ask price was $0.50. Following registration of our Common Stock under the Securities Exchange Act of 1934, MTSI's stock commenced trading on the Nasdaq OTC Bulletin Board under the symbol MWVT.OB. In the second quarter of 2004, MTSI's common stock ceased to be quoted on the Nasdaq OTC Bulletin Board and began to be quoted in the Pink Sheets.

      The following table sets forth the high and low closing prices for MTSI's Common Stock for the periods indicated. Such information was obtained from Commodity Systems Inc. The quotations represent interdealer quotations without adjustment for retail markups, markdowns or commissions and may not represent actual transactions.

                                           Bid                                 Ask
                                 -------------------------           ------------------------
                                    High            Low                High            Low
                                 ---------       ---------           --------       ---------
         2002
         First Quarter           $   1.85        $  1.10             $  2.20        $  1.20
         Second Quarter          $   3.10        $  0.85                3.60           1.09
         Third Quarter           $   2.10        $  1.05                2.30           1.50
         Fourth Quarter          $   1.25        $  0.60                1.60           1.40

         2003
         First Quarter           $   1.30        $  0.60             $  1.50        $  1.05
         Second Quarter              0.60           0.55                1.05           1.00
         Third Quarter               0.55           0.30                1.00           0.51
         Fourth Quarter              0.51           0.25                1.00           0.55

         2004
         First Quarter           $   0.27        $  0.27             $  0.70        $  0.70
         Second Quarter          $   0.27        $  0.10             $  0.70        $  0.70


SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

(d) Dividends. MTSI has never declared or paid any dividends in respect of the shares.

(e) Prior Public Offerings. Neither any of the Filing Persons nor MTSI, has made an underwritten public offering of the shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration pursuant to Regulation A thereunder.

(f) Prior Stock Purchases. None of the Filing Persons nor any affiliate of any of the Filing Persons has purchased any shares during the past two years.


      In August 2001, MTSI acquired Viper Communication Systems, Inc., Epic Communications Systems, Inc. and CKS Management, Inc. for cash and stock with the stock valued at $1.00 per share. The following table sets forth the cash and stock consideration for each acquisition, the shareholder of the company, and the amounts received by the individual Filing Persons.


Company (Shareholder)             Cash          Tax Offset    Net Cash         Shares
-------------------------------------------------------------------------------------
Viper Communication             $1,570,000        $227,347   $1,272,653      2,750,001
--------------------------------------------------------------------------------------
     P. David Spurlin                                           424,217        916,667
     James A. Conant, Jr.                                       424,218        916,667
     Donald D. Jones                                            424,218        916,667

Epic Communications             $  400,000        $ 58,485   $  341,515      1,350,000
--------------------------------------------------------------------------------------
     P. David Spurlin                                           170,757        675,000
     Dwayne Griffin                                             170,757        675,000

CKS Management                  $  900,000            -(1)   $  900,000      1,278,794(1)
-----------------------------------------------------------------------------------------
     P. David Spurlin                                           300,000        426,264
     Donald Kelley                                              300,000        426,265
     Gordon Cantwell                                            300,000        426,265

(1) CKS Management's shareholders incurred the tax offset in shares rather than cash. Accordingly, the shareholders incurred an offset of $321,206 of assumed deferred tax liability, or $1.00 per share, from a total stock consideration of 1,500,000 shares.

Item 3. Identity and Background of Filing Persons CJGKC Acquisition, Inc.

(a) Name and Address. There are six individuals who will contribute shares of MTSI to CJGKC Acquisition: P. David Spurlin, James Conant, Jr., Donald Jones, Dwayne Griffin, Donald Kelley and Gordon Cantwell. Each is a filing person.

      None of these individuals has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each is a U.S. citizen.

      At June 30, 2004, MTSI had issued and outstanding 11,828,880 shares of common stock. The table below sets forth, as of June 30, 2004, certain information with respect to the beneficial ownership of MTSI common stock by each of the Filing Persons.

Name of                                      Number of                Percent
Beneficial Owner                           Shares Owned                Owned

P. David Spurlin                            7,791,532                  65.9%

James A. Conant, Jr.                          904,237                   7.6%

Donald D. Jones                               904,717                   7.6%

Dwayne Griffin                                675,000                   5.7%

Donald Kelley                                 431,665                   3.6%

Gordon Cantwell                               428,055                   3.6%

      The address and telephone number of the respective entities in which each of the named individuals is an executive are as follows:

      MTSI (Mr. Spurlin)
         541 Sterling Drive
         Richardson, TX 75081
         (972) 669-0591

      Viper Communication Systems, Inc. (Messrs. Conant and Jones)
         4349 S.E. 53rd Ave.
         Ocala, Florida 34480
         (352) 694-7030

      Epic Communications Systems, Inc. (Mr. Griffin)
         209 E. Ben White
         Suite 209
         Austin, Texas 78716
         (512) 858-2200

      CKS Management, Inc. (Messrs. Kelley and Cantwell)
         1065 Industrial Drive
         Yukon, Oklahoma 73099
         (405) 354-1891

(b) Business and background of entities. Messrs. Spurlin, Conant, Jones, Griffin, Kelley and Cantwell formed CJGKC Acquisition as a Texas corporation in May 2004 for the purpose of effecting the transaction described herein. CJGKC has not other buiness, and its address is 541 Sterling Drive, Richardson, TX 75081.

(c) Business and background of natural parties. Mr. Spurlin is the founder of MTSI, Inc. and has served as its Chief Executive Officer, President and director since its inception in 1987.

      Each of the other named individuals is a principal of operating subsidiaries of MTSI, responsible for the day to day operations of those subsidiaries. Each subsidiary was formed after each named individual had been employed in an operational management capacity by MTSI or its affiliates for several years. Messrs Conant and Jones formed Viper Communications Systems, Inc. with Mr. Spurlin in 1997. Mr. Griffin formed Epic Communication, Inc. with Mr. Spurlin in 1999. Messrs. Kelley and Cantwell formed CKS Management with Mr. Spurlin in 1997.

(d)   Tender offer. Not applicable.

Item 4. Terms of the Transaction


(a) Material Terms. Prior to the Effective Date, six individuals, the individuals identified as the Filing Persons, plan to contribute up to 11,132,706 shares to CJGKC Acquisition, representing in the aggregate approximately 94.1% of the shares outstanding. On the Effective Date, MTSI will merge with and into CJGKC Acquisition pursuant to Article 5.16 of the TBCA, with CJGKC Acquisition to be the surviving corporation. To so merge, the Board of Directors of CJGKC Acquisition and the shareholders of CJGKC Acquisition will approve the Merger and CJGKC Acquisition will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:


o each Share issued and outstanding immediately prior to the Effective Date (other than the shares of the common stock of MTSI held by CJGKC Acquisition) will be cancelled and extinguished and each Share held by the Unaffiliated Shareholders of MTSI (other than shares held by Unaffiliated Shareholders of MTSI, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price; and

o upon the filing of the documents effecting the merger of MTSI into CJGKC Acquisition, Unaffiliated Shareholders will have no rights except the right to receive the Merger Price, subject to rights of appraisal as outlined herein.

      Under the TBCA, because CJGKC Acquisition will hold at least 90% of the outstanding shares prior to the Merger, CJGKC Acquisition will have the power to effect the Merger without a vote of MTSI's Board of Directors or shareholders of MTSI. CJGKC Acquisition intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of MTSI's Board of Directors or shareholders of MTSI. The Merger Price payable to Unaffiliated Shareholders of MTSI is $0.48 in cash per Share. The reasons for the Merger are set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Reasons."

      Upon completion of the Merger, in order to receive the cash Merger Price of $0.48 per Share, each shareholder or a duly authorized representative must

      (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent, who is George Johnson at Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, TX 75034; and

      (2) surrender such shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to shareholders of record on the Effective Date. Shareholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

      The Merger will be accounted for as the acquisition of a minority interest by CJGKC Acquistion, using the purchase method of accounting.

      For federal income tax purposes, the receipt of the cash by holders of the shares pursuant to the Merger will be a taxable sale of the holders' shares. See "Certain Federal Income Tax Consequences of the Merger."

(b) Purchases. None of the Filing Persons or MTSI will be purchasing any shares from any officer, director or affiliate of the Company prior to the Merger. Any such officer, director or affiliate who is the holder of any shares and not a Filing Person (other than shares contributed to CJGKC Acquisition) will be entitled to receive the Merger Price just as any other shareholder of the Company.

(c) Different Terms. Shareholders of MTSI will be treated as described in Item 4(a) "Terms of the Transaction - Material Terms."

(d) Appraisal Rights. Under the TBCA, record holders of shares who follow the procedures set forth in Article 5.12, Sections B to D, and Article 5.16, Section E, will be entitled to ask for a finding and determination of the fair value of the shareholder's shares by any court of competent jurisdiction in Dallas County, Texas, and to receive payment of the fair value of the shares as determined by such court. The fair value as determined by the Texas court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. This value may differ from the value of the consideration that you would otherwise receive in the merger. The following is a summary of certain of the provisions of Articles 5.16 and Article 5.12 of the TBCA and is qualified in its entirety by reference to the full text of Article 5.12, Sections B to D, and Article 5.16, Sections A(a) and E, a copy of which is attached as Exhibit
(f).

      How to exercise and perfect your right for a finding and determination of fair value. Notice of the Effective Date and a copy of the Certificate of Merger (the "Merger Notice") will be mailed to shareholders by CJGKC Acquisition, as the surviving corporation in the Merger, within ten calendar days of the Effective Date. To be eligible to exercise your right for a finding and determination of fair value and to receive that value as of the Effective Date, the following procedures will be followed:

o Within 20 days after the date of mailing of the Notice of Merge, Unaffiliated Shareholders must demand in writing from MTSI an appraisal of his or her shares. Such demand must be in writing, state the number and class of shares and the fair value as estimated by the shareholder. Failure to make such a timely demand will bind the shareholder to the corporate action. All written demands for appraisal of shares should be sent or delivered to D. Susan King, Vice President, at the Company's offices at 541 Sterling Drive, Richardson, TX 75081, with a copy to P. David Spurlin, Chief Executive Officer at 541 Sterling Drive, Richardson, TX 75081.

o Within 20 days of receiving your written demand for payment and estimate of the fair value of your shares of MTSI common stock, CJGKC Acquisition must mail or deliver to you a written notice that either:

         o accepts the amount declared in the written demand and agrees to pay that amount within 90 days after the effective time of the merger and upon surrender of the certificate representing your shares of MTSI common stock; or

         o states CJGKC Acquisition's estimate of the fair value of the shares and offers to pay the amount of that estimate within 90 days after the Effective Date and upon surrender of the certificate representing your shares of MTSI common stock and upon receipt of notice within 60 days after the completion of the merger that you agree to accept CJGKC Acquisition's estimate.

o If you and CJGKC Acquisition agree upon the fair value of your shares of MTSI common stock within 60 days after completion of the merger, CJGKC Acquisition will pay the amount of the agreed value to you upon receipt of your duly endorsed share certificates within 90 days of the Effective Date. Upon payment of the agreed fair value, you will cease to have any interest in such shares.

o If you and CJGKC Acquisition have not agreed upon the fair value of your shares of CJGKC Acquisition common stock within the 60-day period immediately subsequent to the Effective Date, then either you or CJGKC Acquisition may, within 60 days of the expiration of the 60-day period after the Effective Date, file a petition in any court of competent jurisdiction in Dallas County, Texas, asking for a finding and determination of the fair value of the shares. If filed by a shareholder, service of the petition must be made upon CJGKC Acquisition as the surviving corporation and CJGKC Acquisition must within 10 days after service file with the clerk of the court a list with the names and addresses of all shareholders who have demanded payment and not reached agreement as to the fair value. If filed by CJGKC Acquisition, the petition must be accompanied by such a list. The clerk of the court is to give notice to CJGKC Acquisition and all shareholders named on the list of the time and place fixed for the hearing of the petition. After the hearing of the petition, the court is to determine the shareholders who have complied with the statutory requirements and have become entitled to the valuation of and payment for their shares, and the court is to appoint one or more qualified appraisers to determine the fair value.

         The appraisers may examine the books and records of MTSI and are to afford the interested parties a reasonable opportunity to submit pertinent evidence. The appraisers are to make a determination of the fair value upon such examination as they deem proper. The appraisers are to file a report of the value in the office of the clerk of the court, notice of which is to be given to the parties in interest. The parties in interest may submit exceptions to the report, which are to be heard before the court upon the law and the facts. The court is to adjudge the fair value of the shares of the shareholders entitled to payment for their shares and is to direct the payment thereof by CJGKC Acquisition as the surviving corporation, together with interest, which is to begin to accrue 91 days after the Effective Date. However, the judgment is to be payable only upon and simultaneously with surrender of the certificates representing your shares, duly endorsed. Upon CJGKC Acquisition's payment of the judgment, you will cease to have any interest in the shares. The court is to allow the appraisers a reasonable fee as court costs, and all court costs are to be allotted between the parties in the manner that the court determines to be fair and equitable, with the respective parties to bear their own attorneys' fees. Any shareholder who has demanded payment for such holder's shares may withdraw such demand at any time before payment or before any petition has been filed for valuation by the court. A demand may not be withdrawn after payment or, unless CJGKC Acquisition consents, after such a petition has been filed in court. After a demand has been withdrawn, the shareholder and all persons claiming under the shareholder will be conclusively presumed to have approved the merger agreement and will be bound by its terms.

SHAREHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intends to grant Unaffiliated Shareholders special access to MTSI's records in connection with the Merger. None of the Filing Persons intends to obtain counsel to or appraisal services for Unaffiliated Shareholders of MTSI.

(f)   Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)      Transactions.

         The Company maintains a line of credit for $2,550,000 with a bank, and borrowings under that line of credit are guaranteed by P. David Spurlin.

         Until March 27, 2003, MTSI leased ITS headquarters office from P. David Spurlin, our Chief Executive Officer, President and Majority shareholder. On that date, MTSI purchased their primary office facility in Richardson, Texas from him. The purchase price, $380,000, was determined pursuant to an independent appraisal, and the purchase was financed with a mortgage note obtained from a bank. The note, which is from a bank, is in the amount of $304,000, is for a term of fifteen years, bears interest at 5.3% per annum, and is payable in monthly installments. Upon closing, Mr. Spurlin loaned the entire amount of his proceeds from the sale to the Company. The note payable to Mr. Spurlin may be prepaid but matures on December 31, 2004 and bears interest, commencing April 1, 2003 at a rate equal to the prime interest rate published in the Wall Street Journal plus 2% at the beginning of each calendar quarter. Interest accrues quarterly and is due at maturity. In June, September and December 2003 we paid Mr. Spurlin a total of $11,250 in interest, and we paid an aggregate of $22,700 on the principal in 2003. . The note is payable on demand.

         Prior to purchasing the facility, we leased it on a month-to-month basis, and was been classified as an operating lease. Total rent expense associated with this lease was $56,400 for each of the year ended December 31, 2002 and monthly rent was $4,700 in 2003.

         Until June 2002 we leased a house from P. David Spurlin, an arrangement that began in April 1999. The house provided lodging for out-of-town employees and contractors in lieu of the Company incurring hotel and other travel related charges. Total rent expense associated with this lease was zero for 2002.

         The information set forth below concerns the cash and non-cash compensation to the named executive officers of MTSI and other Filing Persons for each of the past three fiscal years ended December 31, 2003, 2002, and 2001. No executive officer of the Company has an employment agreement with the Company and all executive officers serve at the discretion of the Board of Directors.

Summary Compensation Table

     Name and                       Fiscal           Annual Compensation                       All Other
         Principal Position          Year         Salary           Bonus                     Compensation

P. David Spurlin                    2003          $  119,013     $   3,074                      $   12,209
Chief Executive Officer,            2002             115,013         4,860                           6,619
MTSI                                2001             115,013         4,952                          17,995

James Conant, Jr.                   2003          $  129,903     $   2,564                      $   13,247
President                           2002             127,003        23,276                           7,514
Viper Communications                2001              96,900         3,648                          15,082
Systems, Inc.

Donald Jones                        2003          $  127,904     $   2,400                      $   12,984
Vice President                      2002             133,926        23,360                           9,864
Viper Communications                2001              95,200         2,656                          14,678
Systems, Inc.

Dwayne Griffin                      2003          $  120,000     $   3,072                      $   12,307
President                           2002             130,800         1,096                           6,595
Epic Communications, Inc.           2001              80,388         6,479                          12,601

                                       15

Donald Kelley                       2003          $  120,000     $   2,308                      $   12,231
Vice President                      2002             127,500             -                           6,375
CKS Management, Inc.                2001              97,600             -                               -

Gordon Cantwell                     2003          $  120,000     $   2,308                      $   12,231
President                           2002             127,500             -                           6,375
CKS Management, Inc.                2001              97,600             -                               -


(b) Significant Corporate Events. Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on
Item 4 hereof and (2) MTSI or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of MTSI's securities, election of MTSI's directors or sale or other transfer of a material amount of assets of MTSI.

(c) Negotiations or Contacts. Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (1) any affiliates of MTSI or (2) MTSI or any of its affiliates and any person not affiliated with MTSI who would have a direct interest in such matters.

(d)      Conflicts of Interest. Not applicable.

(e) Agreements Involving the Subject Company's Securities. Other than as described in this Schedule 13E-3 there have been no agreements arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons identified in Item 3 herein and any other person with respect to any securities of MTSI.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes. Not applicable.

(b) Use of Securities Acquired. The shares acquired in the Merger from the Unaffiliated Shareholders of MTSI will be cancelled.

(c) Plans. It is currently expected that, following the consummation of the Merger, the business and operations of MTSI will, except as set forth in this
Schedule 13E-3, be conducted by CJGKC Acquisition substantially as they are currently being conducted. CJGKC Acquisition intends to cause MTSI to terminate the registration of the shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of MTSI's duty to file reports pursuant to the Exchange Act. For additional information see Item 4 "Terms of the Transaction" and "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Effect" beginning on pages 10 and 1, respectively, of this Schedule 13E-3.

         The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sales of any of MTSI's businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of MTSI's current management, except that CJGKC Acquisition intends to appoint a Board of Directors, a majority of the members of which will be representatives of the Filing Persons.

         The individual Filing Persons have discussed reorganizing CJGKC Acquisition with each Filing Person exchanging stock in CJGKC Acquisition for stock in the subsidiary in which the Filing Person is a principal. There have been no discussions beyond conceptualizing such plan.

         Except as otherwise described in this Schedule 13E-3, MTSI has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

o any extraordinary corporate transaction involving MTSI or its affiliates after the completion of the Merger;

o any sale or transfer of a material amount of assets currently held by MTSI or its affiliates after the completion of the Merger;

o any change in the Board of Directors or management of MTSI or its affiliates except that the only current director of MTSI that will be a director of CJGKC Acquisition will be Mr. Spurlin. Messrs. Lassiter, Story, and Sutton and Ms. King will will not serve as directors of CJGKC Acquisition and Messrs. Story and Sutton will not be officers of CJGKC Acquisition;

o any material change in MTSI's dividend rate or policy, or indebtedness or capitalization; or

o        any other material change in MTSI's corporate structure or business.

Item 7. Purposes, Alternatives, Reasons and Effects of the Merger

         See "Purposes" beginning on page 1 and "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger" beginning on page 1 of this
Schedule 13E-3.

Item 8. Fairness of the Transaction

See "Fairness of the Merger" beginning on page 4 of this Schedule 13E-3.

Item 9.Reports, Opinions, Appraisals and Certain Negotiations

See "Reports, Opinions, Appraisals and Negotiations" beginning on page 7 of this
Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The total amount of funds required by CJGKC Acquisition to pay the Merger Price to all Unaffiliated Shareholders of MTSI, and to pay related fees and expenses, is estimated to be approximately $400,000. CJGKC Acquisition will obtain the necessary funds from cash available from MTSI following the merger. Expenses to fund the purchase will be provided from operations as well as through an existing line of credit with a third party financial institution. Any indebtedness incurred to fund the acquisition will be through earnings generated through operations.


         At July 31, 2004, MTSI had no unrestricted cash and a line of credit in the amount of $3,000,000 with $2,100,000 drawn thereunder.

(b) Conditions. There are no conditions to the Merger or the financing of the Merger.

(c) Expenses. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

         None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

         The following is an estimate of fees and expenses, which will be or are being paid by MTSI, to be incurred by the Filing Persons in connection with the
Merger:

                Legal fees and expenses                $      25,000
                Printing                                       5,000
                Filing                                            72
                Paying Agent (including mailing)               5,000
                Miscellaneous fees and expenses                8,681
                                                         -----------
                                        Total          $      41,253

(d) Borrowed Funds. See Item 10(a) "Source and Amount of Funds or Other Consideration - Source of Funds."


         On July 28, 2004, MTSI entered into a Master Loan Agreement in the amount of $3,000,000 with Comerica Bank, the loan agreement succeeding a previous one with the same lender in the amount of $2,550,000. On July 31, 2004, MTSI had approximately $2,100,000 outstanding under this loan. The loan is payable on demand and bears interest at the bank's prime rate minus %0.25.

         Advances under the loan agreement are limited to 80% of receivables, as defined.

Item 11. Interest in Securities of the Subject Company


(a) Securities Ownership. On the Effective Date, immediately prior to the Merger, CJGKC Acquisition is expected to be the owner of 11,132,706 shares, representing approximately 94.1% of the outstanding shares. Details regarding the ownership of shares by the persons named in Item 3 to this Schedule 13E-3 are set out thereon.

(b) Securities Transactions. The individual Filing Persons will contribute 11,132,706 shares to CJGKC Acquisition immediately prior to the Effective Date.


         Other than the purchases described in Item 5(e), there were no transactions in the shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not applicable.

Item 13. Financial Information

(a) Financial Information. The audited consolidated financial statements of MTSI as of and for the fiscal years ended December 31, 2003 and December 31, 2002 are incorporated herein by reference to the Consolidated Financial Statements of MTSI included as Item 7 to MTSI's Annual Report on Form 10-K for its fiscal year ended December 31, 2003 (the "Form 10-K"). The unaudited consolidated financial statements of MTSI for the three month fiscal period ended March 31, 2004 are incorporated herein by reference to Item 1 of MTSI's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004 (the "Form 10-Q").

         MTSI's ratio of earnings to fixed charges was 1.79:1 and 2.99:1 for the fiscal years ended December 31, 2003 and 2002, respectively, and was 10.72:1 and (2.52):1 for the three months ended March 31, 2004 and 2003, respectively. The amount of the deficiency for the period ended March 31, 2003, was $90,202.

         MTSI's reports filed with the Commission are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. Set forth below is certain selected consolidated financial information with respect to MTSI and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of MTSI contained in the Form 10-K and the unaudited consolidated financial statements of MTSI contained in the Form 10-Q. The information as of March 31, 2004 is derived from MTSI's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. More comprehensive financial information is included in MTSI Reports and in other documents filed by MTSI with the Commission, and the following financial information is qualified in its entirety by reference to MTSI's Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

         The selected financial information presented below as of and for the fiscal years ended December 31, 2001, 2002 and 2003 has been derived from MTSI's audited consolidated financial statements. The selected financial information as of and for the three months ended March 31, 2004 and March 31, 2003 are derived from MTSI's unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments that MTSI considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the three months ended March 31, 2004 and March 31, 2003 are not necessarily indicative of results that may be expected for the entire year. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporation by reference herein.

Selected Consolidated Financial Information


                                                                                                 For the three months Ended
                                                                                                          March 31
                                                                                          --------------------------------------
                                    2003                  2002                2001               2004                  2003
                             ------------------    ------------------    -------------    ----------------    ------------------

Income statement data:

Net sales                    $    23,181,866     $    19,332,575     $      20,412,562    $      2,470,115      $      2,061,359
Cost of sales                     15,292,664          11,745,783            12,653,334           4,525,004             2,769,730
                               -------------       -------------       ---------------       -------------         -------------

     Gross profit                  7,889,202           7,586,792             7,759,228           2,338,668             1,412,002

Operating expenses                 7,193,102           6,714,548             5,016,564           1,717,125             1,502,204
                               -------------       -------------       ---------------       -------------         -------------

     Operating income (loss)         696,100             872,244             2,742,664             621,543               (90,002)

Merger costs                               -                   -                72,555                   -                     -
Interest expense                     256,065             218,735               112,632              59,425                59,165
                               -------------       -------------       ---------------       -------------         -------------

     Income (loss) before
       income taxes                  459,235             653,509             2,557,477             562,118              (149,367)
                               -------------       -------------       ---------------       -------------         -------------

Provision for income tax             180,271             250,128               955,555             212,070               (55,863)

Minority interest                          -                   -              (344,085)                  -                     -
                               -------------       -------------       ---------------       -------------         -------------

     NET INCOME (LOSS)       $       259,764     $       403,381     $       1,257,837    $        350,048      $        (93,504)
                               =============       =============       ===============       =============         =============

Net earnings (loss)
  per common share-
  basic and diluted          $         0.02      $         0.03      $           0.13     $          0.03       $         (0.01)
                               =============       =============       ===============       =============         =============

Weighted average number
  of common shares
  outstanding
Basic                             11,828,880          11,828,880             9,555,542          11,828,880            11,828,880
                               =============       =============       ===============       =============         =============

Diluted                           11,862,355          11,862,355             9,560,352          11,828,880            11,828,880
                               =============       =============       ===============       =============         =============

Balance sheet data:

  Current assets             $     7,378,892     $     4,425,882     $       6,072,791    $      7,442,271
  Noncurrent assets                5,118,244           5,153,913             5,109,659           5,119,926
  Current liabilities              6,290,345           3,796,646             3,950,046           5,833,483
  Noncurrent liabilities           1,932,125           1,512,487             3,042,616           1,932,125
  Book value per share       $         0.71      $         0.68      $           0.80     $          0.73
  Tangible book value
    per share                $         0.28      $         0.25      $           0.27     $          0.31


Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b) Employees and Corporate Assets. No employees or corporate assets of MTSI will be used by the Filing Persons in connection with the Merger.

Item 15. Additional Information

None.

Item 16. Exhibits

(a)  Letter from CJGKC Acquisition to MTSI shareholders

(f) Texas Business Corporation Act, Article 5.16, Sections A(a) and E ,and
Article 5.12, Sections B to D.

                                   SIGNATURES

         After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 4, 2004

                                   Microwave Transmission Systems, Inc.
                                   By: /s/ P. David Spurlin

                                   Name: P. David Spurlin
                                   Title: President and Chief Executive Officer



                                   CJGKC Acquisition, Inc.

                                   By: /s/ P. David Spurlin

                                   Name: P. David Spurlin
                                   Title: President and Chief Executive Officer



                                   /s/ P. David Spurlin
                                   P. David Spurlin, individually



                                   /s/ James Conant, Jr.
                                   James Conant, Jr., individually



                                   /s/ Donald Jones
                                   Donald Jones, individually



                                   /s/ Dwayne Griffin
                                   Dwayne Griffin, individually



                                   /s/ Donald Kelley
                                   Donald Kelley, individually



                                   /s/ Gordon Cantwell
                                   Gordon Cantwell, individually

                                   Exhibit (a)

                       LETTER FROM CJGKC ACQUISITION, INC.

Dear MTSI Stockholder:


      On August 26, 2004, CJGKC Acquisition, Inc. intends to take Microwave Transmission Systems, Inc. private through a "short-form" merger. The purposes of this letter and the Schedule 13e-3 Transaction Statement that accompanies this letter are to:


      o     tell you more about the merger,

      o explain why we think that the $0.48 per share in cash that you will receive in the merger is fair consideration for your shares and

      o let you know about your rights for an appraisal hearing under Texas law.

      Neither you nor Thane's Board of Directors is being asked to approve the merger. Under Texas law, CJGKC Acquisition, Inc. beneficially owns a sufficient number of shares to cause the merger to occur. After the merger, CJGKC Acquisition, Inc. will be the only shareholder of Thane. In the merger, which we hope will occur on August 26, 2004, or as soon after that as possible, you will receive $0.48 in cash for each share of MTSI stock that you own as of that date. If you do not believe that $0.48 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Texas law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $0.48 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $0.48 per share.

      Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

      After the merger, the common stock of Thane will not be publicly traded. Thane also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

                                Sincerely yours,

                                CJGKC Acquisition

                                   Exhibit(f)

Art. 5.16. Merger with Subsidiary Entities

A. In any case in which at least ninety (90%) per cent of the outstanding shares of each class and series of shares, membership interests, or other ownership interests of one or more domestic or foreign corporations or other entities, other than a corporation that has in its articles of incorporation the provision required by Article 5.03(H)(6)(a) of this Act, of which there are outstanding shares that would be entitled to vote on the merger absent this section, is owned by another domestic or foreign corporation or other entity, and at least one of the parent or subsidiary entities is a domestic corporation and the other or others are domestic corporations, foreign corporations, or other entities organized under the laws of a jurisdiction that permit such a merger or whose organizational documents or other constituent documents not inconsistent with those laws permit such a merger, the corporation or other entity may enter into a merger:

     (a) in the event that the corporation or other entity having at least 90 percent ownership will be a surviving entity in the merger, by executing and filing articles of merger in accordance with Section B of this Article

E. In the event all of the shares of a subsidiary domestic corporation that is a party to a merger effected under this Article are not owned by the parent entity immediately prior to the merger, the surviving parent entity shall, within ten
(10) days after the effective date of the merger, mail to each shareholder of record of each subsidiary domestic corporation a copy of the articles of merger and notify the shareholder that the merger has become effective. Any such shareholder who holds shares of a class or series that would have been entitled to vote on the merger if it had been effected pursuant to Article 5.03 of this Act shall have the right to dissent from the merger and demand payment of the fair value for the shareholder's shares in lieu of the cash or other property to be used, paid or delivered to such shareholder upon the surrender of such shareholder's shares pursuant to the terms and conditions of the merger, with the following procedure:

     (1) Such shareholder shall within twenty (20) days after the mailing of the notice and copy of the articles of merger make written demand on the surviving parent entity for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day before the effective date of the merger, excluding any appreciation or depreciation in anticipation of such act. The demand shall state the number and class of the shares owned by the dissenting shareholder and the fair value of such shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the corporate action.

     (2) Within ten (10) days after receipt by the surviving entity of a demand for payment by the dissenting shareholder of the fair value of the shareholder's shares in accordance with Subsection (1) of this section, the surviving entity shall deliver or mail to the dissenting shareholder a written notice which shall either set out that the surviving entity accepts the amount claimed in the demand and agrees to pay such amount within ninety (90) days after the date on which the corporate action was effected and, in the case of shares represented by certificates, upon the surrender of the shares certificates duly endorsed, or shall contain an estimate by the surviving parent entity of the fair value of such shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which such corporate action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the shares certificates duly endorsed.

     (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the dissenting shareholder and the surviving entity, payment for the shares shall be made within ninety (90) days after the date on which the corporate action was effected and, in the case of shares represented by certificates, upon surrender of the certificate or certificates representing such shares. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

     (4) If, within sixty (60) days after the date on which such corporate action was effected, the shareholder and the surviving entity do not so agree, then the dissenting shareholder or the surviving entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the corporation is located, asking for a finding and determination of the fair value of the shareholder's shares as provided in

     Section B of Article 5.12 of this Act and thereupon the parties shall have the rights and duties and follow the procedure set forth in Sections B to D inclusive of Article 5.12.

     (5) In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to the corporate action is the exclusive remedy for the recovery of the value of the shareholder's shares or money damages to the shareholder with respect to the corporate action. If the surviving entity complies with the requirements of this Article, any such shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of the shareholder's shares or money damages to such shareholder with respect to such corporate action.

Art. 5.12. Procedure for Dissent by Shareholders as to Said Corporate Actions

B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.